SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2004

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled “Telecomunicações de São Paulo S.A. – Telesp Announces the Acquisition of Atrium Telecomunicações Ltda” dated on December 24, 2004.

TELECOMUNICAÇÕES DE SÃO PAULO S. A. – TELESP

Announces the Acquisition of Atrium Telecomunicações Ltda

December 24, 2004 (01 page)

For more information, please contact:

Daniel de Andrade Gomes

TELESP, São Paulo, Brazil

Tel.: (55-11) 3549-7200

Fax: (55-11) 3549-7202

E-mail: dgomes@telefonica.com.br

URL: www.telefonica.com.br

(São Paulo – Brazil; December 24, 2004) Telecomunicações de São Paulo S. A. – Telesp (“the Company” or “Telesp”) (NYSE: TSP; BOVESPA: TLPP), in compliance with the CVM Instruction #358 of January 03, 2002, hereby informs that on December 24, 2004 signed a Purchase Contract (“Contract”) with LAUNCESTON PARTNERS CV, company with headquarters in Netherlands, controlled by the investment funds ADVENT LATIN AMERICAN; ADVENT PGGM GLOBAL and J.P. MORGAN PARTNERS LATIN AMERICA; J.P. MORGAN CAPITAL and SIXTY WALL STREET FUND and with national investors in order to acquire the indirect control of ATRIUM TELECOMUNICAÇÕES LTDA. (“Atrium”), company that renders telecommunication services.

The Atrium’s acquisition was carried out through the purchase of the total share capital of SANTO GENOVESE PARTICIPAÇÕES LTDA. (“Santo Genovese”), company that holds 99.99% of the representative share capital of Atrium. The effective transference of the shares from Santo Genovese and Atrium and the respective payment still depend upon the implementation and the fulfillment of certain conditions established in the Contract. The amount of the purchase totaled R$113,440,000.00.

The operation will give the possibility to offer more value added services to the national market through the management of rendered telecommunication services.

Telesp also informs that it will announce an extraordinary general shareholders’ meeting in order to ratify the signing of the Contract, in accordance with the 1st paragraph of the article #256 of the Law #6404/76, after the effective transaction within the aforementioned terms.

São Paulo, December 24, 2004.

Pedro Lucas Antón Lázaro

Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date: December 24, 2004.	By:	/s/ Daniel de Andrade Gomes
Name: Daniel de Andrade Gomes
Title: Investor Relations Director